Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

April 30, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Katherine Wray

Re:          Dragon Beverage, Inc.
Registration Statement on Form S-1
Filed April 1, 2010
File No.: 333-165863

Dear Mr. Reynolds:

I write on behalf of Dragon Beverage, Inc., (the “Company”) in response to Staff’s letter of April 28, 2010, by John Reynolds, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed April 1, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration statement cover page

1.
please revise your facing page of the registration statement to provide all of the required language of the form s-1.  for example, please include “indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  see the definition….” also include the primary standard industrial classification code number.

In response to this comment, the Company revised the facing page of the registration statement to include the required language of Form S-1.

summary

2.
please revise to address the status of your energy drink product and the company’s current operations.  clearly indicate that you have not begun to offer your product.  specifically address whether the company currently manufactures, markets or distributes any energy drinks.

In response to this comment, the Company revised the Summary section to address the status of our products and operations.

3.	we note your statement that “we … have not generated significant sales to date.” your financial statements indicate that the company has not generated any sales to date. please revise.

In response to this comment, the Company revised the statement as requested.

the offering, page 5

4.
we note your statement that the securities being offering are “up to 3,000,000 shares of our common stock, which includes all issued and outstanding shares with the exception of those held by our president and director, igor svishevskiy, and shareholder, namuum ganbaatar.”  your beneficial ownership table indicates that igor svishevskiy beneficially owns 5,000,000 shares of common stock.  supplementally advise us of the number of shares beneficially owned by namuun ganbaatar.

In response to this comment, Namuun Ganbaatar is not a beneficial owner of any stock in the Company. His name was a typographical error in the filing.

5.
please identify the shareholder, namuun ganbattar in your beneficial ownership table or explain why the disclosure is not required.  also explain any affiliation or relationship between namuun ganbaatar and the company’s president.  we may have further comment.

In response to this comment, see response to comment no. 4 above.

risk factors

6.
we note your risk factor “because competition from traditional non-alcoholic beverage manufacturers may adversely affect our distribution relationships, this competition may hinder development of our existing markets, as well as prevent us from expanding our markets.”  we do not understand some of your risk factor discussions as they appear to indicate that the company has existing markets and a distribution network.  it appears to us that the company is not currently distributing any products so we do not understand how the company currently has “distribution relationships” or “existing markets”.  we also note your statement in the “if a significant distributor...” risk factor that “if any of our primary distributors were to financial results could be adversely affected.”  please substantially revise your risk factor section to address the risks associated with the current status of the company and the company’s current operations and products.

In response to this comment, the Company revised its disclosures to better associate the risks with the current status of the Company’s products and operations.

7.
please add risk factors addressing the risks presented by your management’s experience with running a public company, management’s experience in managing a business in the beverage industry, and the reliance on the efforts of a single employee.  we may have further comment.

In response to this comment, the Company added the risk factors requested.

8.
we note several risk factors refer to products, operations, distributors and markets.  since products, operations, distributors and markets appear to prospective in nature, as you are still in the development stage, please revise these risk factors to clearly address the risks to the company.  revise all of your risk factor discussions to reflect to company’s current level of operations, products, distributors and markets.  we may have further comment.

In response to this comment, the Company revised its disclosures to better associate the risks with the current status of the Company’s products and operations.

if we do not obtain additional financing…page 7

9.	please revise to clarify the risks presented by the company’s current liquidity. indicate the amount of working capital as of december 31, 2009.

In response to this comment, the Company indicated working capital and the risks associated with the Company’s current liquidity.

because we have limited operating history…page 7

10.	please revise to indicate the length of your operating history.

In response to this comment, the Company indicated the length of operating history.

because our president and director, igor svishevskiy…page 12

11.
please revise your risk factor to clarify that the board of directors consists of only one individual, mr. shishevskiy.  also expand your discussion to address in more detail the possible conflicts of interest between mr. svishevskiy and the company’s shareholders.

In response to this comment, the Company clarified that Mr. Svishevskiy is our sole officer and director and holds significant power that could conflict with the interests of other shareholders.

risk factors, sarbanes-oxley act of 2002…page 14

12.
please expand your risk factor to address the potential risks resulting from the company’s new requirements under section 404 of sarbanes-oxley act of 2002.  upon effectiveness (and after the transition period for newly public companies), the company will become subject to the icfr requirements in item 308 of s-k.  this will include management’s report on icfr, an auditor’s report on icfr, and most likely will result in increased costs to the company.

In response to this comment, the Company added a risk factor to address these risks.

determination of offering price, page 17

13.	add a brief statement that the selling price of $0.01 per share will be fixed until the shares are listed on the otcbb.

In response to this comment, the Company added the statement as requested.

selling shareholders, page 18

14.	please revise to briefly indicate the date the shares were sold to the selling shareholders. also revise the section “recent sales of unregistered securities” on page 44.

In response to this comment, the Company indicated the date the shares were sold as requested.

directors, executive officers…page 21

15.	we note that the biographical information for mr. svishevskiy has a promotional tone. please revise to remove all promotional statements.

In response to this comment, the Company revised the bio to remove the promotional statements.

16.
we note your form d filed april 5, 2010 indicates that the company has another executive officer, jeffrey francis.  please revise to provide the disclosure required by item 401 of regulation s-k regarding jeffrey francis.

In response to this comment, the Company has a corporate employee that performs certain secretarial tasks for the company, named Jeffrey Francis, but he is not an executive officer or a significant employee.

17.
provide the information required by item 401(e) of regulation s-k with respect to mr. svishevskiy’s previous experience and its relevance to the business comtemplated by dragon beverage.  specifically indicate the positions held and the term of the positions for the last five years.  include the nature of the responsibility undertaken by the individual in prior positions to provide an adequate disclosure of his prior business experience.  also discuss the specific experience, qualifications, skills or attributes that led to the conclusion that mr. svishevskiy should serve as a director for the company in light of the company’s business and structure.

In response to this comment, the Company revised its disclosures as requested.

involvement in certain legal proceedings, page 21

18.
we note your statement that “to the best of our knowledge…none of the following occurred with respect to our present or former director, executive officers, or employee…”  the company is in a position to know the involvement in these legal proceedings.  revise to delete the phrase “to the best of our knowledge”.

In response to this comment, the Company removed the language as requested.

description of business

general

19.	where not already provided, please state the basis or source for statistics or results of industry studies referred to in your description of business section. we may have further comment.

In response to this comment, the Company included sources as requested.

20.
it appears that the company has plans “to work closely with crd distributors to develop new products” as noted on page 35; however, it appears that crd may have ceased operations and was acquired by market beverage group, inc.  if true, please substantially revise your disclosure as necessary to clarify the entity the company will be working with and its intended role in the production of the energy drinks.  file any material agreements(s) as required by item 601(b) of regulation s-k.

In response to this comment, the Company revised its disclosures to change the proposed manufacturer to Market Beverage Group, Inc.  The Company has not entered into a material agreement with Market Beverage.

21.
it is not clear from your disclosure whether the company has started operations or is still in the development stage.  some sections appear to indicate what the company plans to do, however disclosure elsewhere seems to indicate the company is operating at the present time.  for instance, disclosure throughout the prospectus appears to indicate that the company is developing, manufacturing, producing energy drinks.  however, we note in the risk factor section and elsewhere that the company plans to contract with another company to manufacture its energy drinks.  please revise to clearly reflect the company’s current status, product development, and level of operations.  we may have further comment.

In response to this comment, the Company revised its disclosures to better reflect its current status, product development, and level of operations.

22.	address the company’s planned marketing activities. clarify where the company currently markets and sells its products. also address how the company currently markets its products.

In response to this comment, the Company revised its disclosure to address planned marketing activities.

23.
please revise to disclose your general development of business for the past three years, including the transactions that enabled mr. svishevskiy to gain control of dragon beverage, inc.  we note that your articles of incorporation indicate that michael vincent was the incorporator and initial director of the company.  please provide the disclosure required regarding any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

In response to this comment, Michael Vincent and Igor Svishevskiy both reside in Columbus Ohio, and planned to form and execute the Company’s business plan.  The initial design was to have Mr. Vincent head the Company as officer/director with Mr. Svishevskiy in a subordinate officer role, but Mr. Vincent later resigned when his schedule prevented him from devoting the time necessary to get the Company running.  At that point, Mr. Svishevskiy decided to take a more prominent role in the Company, as sole officer and director.  There has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets.

24.	please clarify whether the company is currently performing any research and development activities. indicate the amount spent on research and development activities during each of the last two years.

In response to this comment, the Company clarified that it has ordered flavors and is awaiting samples from Market Beverage Group, Inc.

25.	address the raw materials the company uses. address the sources and availability of your raw materials and identify your principal suppliers.

In response to this comment, the Company revised its disclosure to discuss the raw materials needed for its energy drinks and the sources available.

business of company, page 27

26.
we note your statement that “we may acquire products through the acquisition of competing companies…” we also note that the company has $300 in total assets and no sales to date.  please advise us of the company’s reasonable basis for the statement that it plans to acquire products by acquiring other companies.  we may have further comment.

In response to this comment, the Company may in the future acquire competing companies, contingent on availability and financing.

27.
we note your statement that “production, storage, and shipping of our beverages have been contracted through independent beverage production companies, known as co-packers, pursuant to our specifications.”  please revise to file these contracts as exhibits to the registration statement.  also address the material terms of these agreements in your prospectus.  we may have further comment.

In response to this comment, the Company has not yet entered into any contracts with these companies.  The Company revised the disclosure so that it’s prospective.

new age or alternative beverage industry, page 27

28.
we note references to the beverage digest annual “fact book” for 2007 and beverage world magazine’s annual industry report for 2006.  please revise to update the information to a more recent time period.

In response to this comment, the Company updated the “Fact Book” as requested.

energy drinks, page 27

29.
please define terms such as guarana, yerba mate, astralagus, schidandra, panax ginseng, panax quinquefolium and other used here or on page 29.  insure that any industry-specific terms are briefly explained where they are first used or consider providing a glossary.

In response to this comment, the Company defined these terms.

30.	we note your statement that “[b]oth goldman sachs and mintel predict that the energy drink market will hit $10 billion by 2010. please revise to provide a source for this statistic.

In response to this comment, the Company included the source.

our products, page 29

31.
please revise to clarify the steps that the company has taken to develop its products and what steps remain to be taken in product development.  clarify the status of the product development of your energy drinks.

In response to this comment, the Company clarified the steps it has taken and what needs to happen before its products are available to consumers.

32.
we note your statement that “our energy drinks are specifically formulated…collectively provide a sustainable energy, a sharpened sense of focus, and support the immune system.”  the basis for comparative factual assertions and for the company’s or management’s belief in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to us.  revise your disclosure throughout the prospectus or advise us supplementally as necessary.  we may have further comments.

In response to this comment, the Company clarified that it believes these qualitative statements will represent future products.

raw materials, page 29

33.
we note your statement that “substantially all of the raw materials used in the production, bottling, and packaging of our products are purchased by crd distributors in accordance with our specifications.” we also note your other statements regarding your quality control with crd distributors that imply that you are currently producing energy drinks with crc distributors.  for example we note your statement that “for every run of our product, crd distributors undertakes extensive on-line testing of product quality and packaging.”  we also note your earlier statement that you have plans to contract with crd distributors to develop, produce, and can our energy drinks.  please revise the “our products” section to address whether the company is currently producing energy drinks.  we may have futrher comment.

In response to this comment, the Company revised its disclosures as requested.

quality control, page 30

34.
please advise us how many product runs the company has conducted with crd distributors.  advise us how much product the company has stored and where the product is stored.  we note that you have not had any product sales as of december 31, 2009.

In response to this comment, the Company revised its disclosures as requested.

distribution, page 30

35.
we note your reference to “purchase cases of our water” in line three.  is the company planning to sell a separate line of water products in addition to the energy drink products?  please provide disclosure to explain as appropriate.

In response to this comment, the Company omitted the reference to water.

36.
we note that the company has “been in contact with united fulfillment solutions” regarding internet order fulfillments.  please expand the disclosure to state if the company has entered into a contract with this entity, and if so, disclose the material provisions of the agreement.  if the company has entered into a contract with united fulfillment solutions, please file the executed agreement as an exhibit to the registration statement.

In response to this comment, the Company revised the disclosure to indicate that its contact with United is preliminary in nature and no contracts have been formed.

37.
we note your disclosure regarding the supermarkets, convenience stores, and other food service locations listed on page 30.  please disclose whether or not the company has entered into contracts or agreements with these entities.  if so, any material contract(s) should be briefly discussed and the contract(s) filed as an exhibit to the registration statement.

In response to this comment, the Company revised the disclosure to indicate that no contracts have been formed.

competition, page 31

38.	revise to provide a basis for your statement that “we believe that it is costly and difficult for large companies to create new brands” or delete your assertion. we may have further comment.

In response to this comment, the Company deleted the assertion.

39.	please review to address the company’s competitive position in the industry.

In response to this comment, the Company included disclosures about its position in the industry.

intellectual property, page 33

40.	please update the initial paragraph to provide the current status of the company’s trademark applications and also disclose whether the company has obtained patent and copyright protection.

In response to this comment, the Company revised its disclosures to provide the current status of IP protection.

regulatory matters, page 33

41.	please disclose whether the company’s products have been approved by the fda.

In response to this comment, the Company included the disclosure that the Company plans on getting FDA approval in the next twelve months.

42.	please revise to describe the production, marketing and labeling regulations applicable to the company.

In response to this comment, the Company included the regulations pertaining to the production, marketing and labeling of the Company’s products.

employees, page 34

43.	please state the number of contract employees the company currently has.

In response to this comment, the Company included the information requested.

44.	to the extent known, please disclose the approximate number of employees the company anticipates hiring in the next 12 months.

In response to this comment, the Company included the number of employees the Company anticipates hiring in the next twelve months.

45.
we note your statement that “our management’s relationships with manufacturers, distillers, development/research companies, bottling concerns, and certain retail customers provide the foundation through which we expect to grow our business in the future.”  please revise your “directors, executive officers, promoters and control persons” section to address these noted relationships and explain how you will grow your business through these relationships.  we may have further comment.

In response to this comment, the Company removed the disclosure.

description of property, page 34

46.	please provide the information required by item 102 of regulation s-k with respect to the company’s corporate office.

In response to this comment, the Company provided its corporate office.

management’s discussion and analysis of financial condition and results of operations, page 34.

47.
we note that you intend to continue the development and refinement of your products.  please revise your md&a to discuss your estimate of funding needs to continue the development and refinement of your products over the next 12 months.

In response to this comment, the Company revised the disclosure to state, “We intend to product our Products….”

overview, page 35

48.
please disclose the company’s plans with respect to its intended source(s) of funding needed to “develop or acquire new products, initiate production with crd distributors, build a standing inventory with ufs, and increase our marketing efforts, including endorsements, sponsorships, tournaments, and website development and promotion” mentioned in paragraph three.  we note under “liquidity” that you do not have any formal commitments at this time.

In response to this comment, the Company included disclosure about its plans with respect to its source of funds.

liquidity, page 36

49.	please indicate how long the company’s assets will satisfy its cash requirements.

In response to this comment, the Company included a disclosure about cash requirements going forward in the short and long term.

certain relationships and related transactions, page 37

50.
in note 2 to the financial statements on page F-10, we note “…the company issued 5,000,000 shares of its common stock to its founders for $300 of cash and services valued at $4,700.”  it appears this transaction should be included in this section, in addition to indentifying the founders and nature of the services rendered.

In response to this comment, the Company included this disclosure in the related party section.

51.
further, note 4 to the financial statements on page f-11 states, “[o]n november 6, 2009, the company entered into a  promissory note with a related party to pay for legal expenses incurred by the company.”  please include the transaction in this section, indentifying the related party and the nature of the legal expenses.

In response to this comment, the Company included this disclosure in the related party section.

52.	please revise to provide the disclosure required item 404(c) of regulation s-k.

In response to this comment, the Company has no promoters other than its officer and director.

financial statements for the period form december 19, 2008 (inception) through december 31, 2009, page 41.

53.	please update your financial statements, as applicable, pursuant to rule 8-08 of regulation s-x.

In response to this comment, the Company updated its financial statements.

report of independent registered public accounting firm, page f-1

54.
please confirm to us that your independent registered public accounting firm also audited and opined on your statements of operations, stockholders’ equity (deficit) and cash flows for the period from december 19, 2008 through december 31, 2008, and january 1, 2009 through december 31, 2009.  if so, please provide a revised audit report from sadler, gibb and associates, llc that identifies and opines on these financial statements.

In response to this comment, the Company obtained a new audit report.

available information, page 42

55.	please revise to provide the disclosure required by item 101(e) of regulation s-k.

In response to this comment, the Company revised its section titled “Available Information” to include the requirements of Item 101(e) of regulation S-K.

park ii

recent sales of unregistered securities, page 44

56.
we note that note 2 to your financial statements indicated that the company issued 5,000,000 shares of common stock to the founders for $300 cash and services valued at $4,700.  please revise as appropriate.

In response to this comment, the Company revised the disclosure to include the consideration paid for the shares broken into cash and services.

57.	revise to provide the disclosure required by item 701 of regulation s-k for each noted transaction. we may have further comment.

In response to this comment, the Company revised the disclosure as requested.

exhibits, page 45

consent of independent registered public accounting firm, ex 23.1

58.
please have your independent registered public accounting firm update their consent to expressly state that they also consent to the reference of their firm under the caption “interests of name experts and counsel” in the registration statement.

In response to this comment, the Company was provided a new consent from its auditor.

The Company acknowledges the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Igor Svishevskiy
Igor Svishevskiy